UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.E. 12-10-02
1-31403

03000719

January 6, 2003

D. Michael Lefever
Covington & Burling
1201 Pennsylvania Avenue, N.W.
Washington, DC 20004-2401

Act 1934
Section
Rule 14A-8
Public Availability 1-6-2003

Re: Pepco Holdings, Inc.
Incoming letter dated December 10, 2002

Dear Mr. Lefever:

This is in response to your letter dated December 10, 2002 concerning the shareholder proposal submitted to PHI by Alexander Krakovsky. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Alexander Krakovsky
157 Summer Walk Drive
Gaithersburg, MD 20878

COVINGTON & BURLING

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

WASHINGTON
NEW YORK
SAN FRANCISCO
LONDON
BRUSSELS

December 10, 2002

BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Pepco Holdings, Inc. -- Omission of Shareholder Proposal from Proxy Material

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Pepco Holdings, Inc., a Delaware corporation ("PHI"), to request confirmation from the staff of the Division of Corporation Finance that it will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the shareholder proposal described herein is omitted from PHI's proxy material for its 2003 Annual Meeting of Shareholders.

On October 31, 2002, PHI received by facsimile transmission a letter from Mr. Alexander Krakovsky, dated October 21, 2002, a copy of which is attached hereto as Exhibit A. In the letter, Mr. Krakovsky sets forth a proposal to amend PHI's bylaws that he has requested be included in proxy materials for PHI's 2003 Annual Meeting. For the reasons set forth below, PHI believes that the proposal may be excluded from its proxy materials in accordance with Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, as amended.

Rule 14a-8(b)(1) requires that, in order to be eligible to submit a proposal for inclusion in the proxy material, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal is submitted. Rule 14a-8(b)(1) further requires that the shareholder hold such securities through the date of the meeting.

In his letter, Mr. Krakovsky stated that he owns 200 shares of PHI common stock though a brokerage account at TD Waterhouse. Mr. Krakovsky did not, however, provide a written statement from the record holder of the shares verifying that Mr. Krakovsky had, as of the date he submitted his proposal, owned the shares continuously for at least one year prior to the date he submitted the proposal. In addition, Mr. Krakovsky did not provide PHI with a written statement that he intends to continue holding the shares through the date of the 2003 Annual Meeting.

By letter dated November 4, 2002, PHI advised Mr. Krakovsky of his need to prove his eligibility to submit his proposal under Rule 14a-8(b)(2). PHI also provided Mr.

Krakovsky with a copy of Rule 14a-8 to assist him in understanding the requirement. A copy of this letter is attached hereto as Exhibit B. In the letter, PHI further informed Mr. Krakovsky that if he did not comply with these requirements within 14 calendar days, it intended to omit his proposal from the proxy material. As of December 9, 2002, the last business day preceding the date of this letter, which is significantly more than 14 calendar days after the mailing of the November 4 letter to Mr. Krakovsky, PHI has received no communications from or on behalf of Mr. Krakovsky regarding his shareholder proposal.

In view of the fact that Mr. Krakovsky has failed to correct the defects in his shareholder proposal within 14 day after receipt of notice thereof from PHI, it is our opinion that PHI, in accordance with Rule 14a-8(f)(1), is permitted to omit Mr. Krakovsky's shareholder proposal from its proxy material for the 2003 Annual Meeting.

The staff has consistently granted no-action relief with respect to an omission of a proposal from proxy materials when a proponent has not provided evidence that he meets the eligibility requirements of Rule 14a-8(b). *See, e.g., The Walt Disney Company* (November 29, 2002), *Lucent Technologies, Inc.* (November 18, 2002), and *Exxon Mobil Corporation* (October 9, 2002).

Based on the foregoing, PHI respectfully requests the advice of the staff that it will not recommend enforcement action to the Commission if PHI omits Mr. Krakovsky's shareholder proposal from its proxy materials for the 2003 Annual Meeting. If the staff disagrees with our conclusion that this proposal may be omitted from the proxy materials, we would appreciate an opportunity to discuss the matter with the staff prior to issuance of its formal response.

As required by Rule 14a-8(j), six copies of this letter are enclosed and a copy is being forwarded concurrently to Mr. Krakovsky.

Please acknowledge receipt of this letter on the additional enclosed copy enclosed for this purpose and return it to our messenger.

Very truly yours,

D. Michael Lefever

Enclosures

cc: Ms. Ellen Sheriff Rogers
Mr. Alexander Krakovsky

Exhibit A

Exhibit B

EXHIBIT A

Alexander Krakovsky
157 Summer Walk Drive
Gaithersburg, MD 20878
Voice: (301) 527-1391
Fax: (202) 478-0971
Email: akrakovsky@aol.com

October 21, 2002

Ms. Ellen Rogers,
Corporate Secretary & Vice President
PEPCO Holdings, Inc.

VIA FACSIMILE 202-331-6659
2 pages

Dear Ms. Rogers:

I am a holder of 200 common shares in PEPCO Holdings. They are held in account 439005414 at TD Waterhouse. Please consider the following proposal to be included on the proxy statement of PEPCO Holdings:

1. Insert in PEPCO Holdings bylaws in Article II a new section 1.4 that would state:

"No executive of the Corporation or its subsidiaries shall serve as a director of the Corporation."

2. Provide a grandfather period until the next shareholder meeting to attract and elect new board members to serve in place of those holding an executive position.

The proposed change in the bylaws will lower the cost of capital and raise the price of shares. It will demonstrate to investors that PEPCO Holdings, its board and its management are at the forefront of perfecting its governance to take advantage of the current market conditions and not just surviving them. It will demonstrate courage of management to do what is necessary for the business, even at the cost of constraining themselves.

The PEPCO Holdings bylaws are based on the old bylaws of PEPCO, developed at the time when PEPCO was a natural monopoly. The business environment for PEPCO is different today in these significant ways:

- As the natural monopoly, PEPCO's entire business was initially under the eye of regulators, allowing investors (shareholders and creditors) to rely on the relative simplicity of regulated rate of return and supervision. Today, PEPCO Holdings is engaged not only in regulated energy, but also in energy trading and myriad of other unregulated businesses, requiring more internal supervision.

- Following the collapse of Enron and other corporate governance scandals, investors are more apprehensive to invest in energy-related companies, fearing relative lack of clarity and accountability.
- PEPCO Holdings and other former natural monopolies have already felt the effects of investor apprehension through the difficulty in placing debt issues and declining credit ratings. Additionally, despite historically low correlation between energy stocks and the rest of the stock market, energy stocks have followed this bear market.

Some board members may argue that it is legal and widely practiced for the executives to serve on the boards. In fact, "chairman and CEO" is typical of US corporate leader. That is true, but it is not a very good corporate governance practice. Separating the executive and supervisory role will demonstrate to the market that PEPCO Holdings is not merely following the other players, but emerging as a responsible leader in the market place. In the short term, this will lower the cost of capital and increase share prices. In the long term, this will open more opportunities to PEPCO Holdings than to the competition.

It is important to note that this proposal is not a reflection on the confidence in the PEPCO Holdings leadership. If anything, PEPCO Holdings has very qualified and experience executives and a respectable board. It is these kinds of people, who have the foresight to stand behind and endorse this proposal.

Kind Regards,

Alex Krakovsky

Alexander Krakovsky

EXHIBIT B

PepcoHoldings, Inc.

Ellen Sheriff Rogers
Vice President, Secretary
and Assistant Treasurer
Associate General Counsel

701 Ninth Street, NW
Suite 1300
Washington, DC 20068

202-872-3526
202-331-6559 Fax
esrogers@pepco.com

November 4, 2002

Certified Mail, Return Receipt Requested

Mr. Alexander Krakovsky
157 Summer Walk Drive
Gaithersburg, MD 20878

Dear Mr. Krakovsky:

I have received your proposal for inclusion in the proxy materials for Pepco Holdings' 2003 annual meeting of shareholders.

The proposal is to amend the Company's Bylaws to insert a new section 1.4 that would prohibit executives of the Company or its subsidiaries from serving as a director of the Company. Rule 14a-8(b)(1) of the proxy rules of the Securities and Exchange Commission provides that in order to be eligible to submit a proposal, the proponent "must have continuously held at least $2,000 in market value . . . of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date" the proposal is submitted. In addition, the proponent must confirm that he intends to hold the shares through the date of the meeting. The rules also specify in Rule 14a-8(b)(2)(i) how you must prove to us your eligibility to submit a proposal.

I am enclosing Rule 14a-8 for your reference. You should pay particular attention to Question 2 (Rule 14a-8(b)(1), 14a-8(b)(2), 14a-8(b)(2)(i)) and Question 6 (Rule 14a-8(f)).

Pepco Holdings intends to omit your proposal from its proxy materials unless it is amended within 14 calendar days to comply with the eligibility provisions discussed above and we subsequently determine that the proposal is appropriate for inclusion under the Commission's proxy rules.

I am also enclosing Pepco Holdings' Bylaws as they are currently in effect.

Very truly yours,

Ellen Sheriff Rogers

[¶ 26,862] Reg. § 240.14a-8 (Rule 14a-8) Shareholder Proposals

Reg. § 240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?*

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[Adopted in Release No. 34-378(A), September 24, 1935; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; by Release No. 34-8206 (¶ 77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶ 78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶ 80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶ 81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; amended in Release No. 34-16356 (¶ 82,358), effective December 31, 1979, 44 F. R. 68764; amended in Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; amended in Release No. 34-20091 (¶ 83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶ 83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶ 84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶ 86,018), effective June 29, 1998, 63 F. R. 29106.]

[Compilation reference: ¶ 24,012.]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 6, 2003

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pepco Holdings, Inc.
Incoming letter dated December 10, 2002

The proposal relates to prohibiting company executives from serving on the board of directors.

There appears to be some basis for your view that PHI may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to PHI's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if PHI omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Katherine W. Hsu
Attorney-Advisor